Exhibit 99.1

GOGL – Renewal of share buy-back program
03.10.2023
Reference is made to the announcement by the Board of Directors in Golden Ocean Group Limited (OSE/NASDAQ: GOGL) dated 4 October 2022 regarding the establishment of a share buy-back program for a maximum period of 12 months. The Company has repurchased a total of 1,507,328 shares under the program for a total consideration of $11,629,758. A total of 741,900 shares have been repurchased at average price of $7.84 per share at the Nasdaq and 765,428 shares have been repurchased at an average price of NOK 81.2 at Oslo Stock Exchange.

The Board of Directors of Golden Ocean Group Limited has on October 3, 2023, resolved to extend the existing share buy-back program with a further 12 months.

The main terms remain unchanged as per the below;
•	Maximum USD 100 million to purchase up to an aggregate of 10,000,000 of the Company's common shares, with 1,507,328 shares repurchased USD 11,629,758 as of the date hereof.
•	A period up to 12 months from and including 5 October 2023.
•	The share buy-backs will be carried out by way of repurchases in the market, both on the Oslo Stock Exchange and on NASDAQ.

The Company will execute and report buy-backs carried out continuously and in accordance with the disclosure requirements of the Oslo Stock Exchange.

The Company is not obligated under the terms of the program to repurchase any of its common shares. The timing and amount of any repurchase will depend on alternative uses of capital, legal requirements, market conditions, stock price, and other factors, in the discretion of the Board of Directors.

Lars-Christian Svensen, Interim Chief Executive Officer, comments:
«The volatility in capital markets and dry bulk freight sentiment continues, and our share is trading at a discount to underlying substance values. We believe it is in the shareholders’ interest to extend the authorization to repurchase our common stock as part of its capital allocation strategy. During the past 12 months, we have repurchased 1.5 million shares at attractive levels and will opportunistically utilize the extended program as a supplement to our long-term focus on dividend».

October 3, 2023
Hamilton, Bermuda

For more info please contact:
Peder Simonsen, Chief Financial Officer of Golden Ocean Management AS.
Telephone +47 22 01 73 40

This information is considered to be inside information pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.

Forward-looking statements: This release and any materials distributed in connection with this release may contain certain forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect the Company's current expectations and assumptions as to future events and circumstances that may not prove accurate. A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.”